September 16, 2022

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Strategic Series (the “Trust”) — File No. 033-05186; 811-04651
Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on August 23, 2022, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 78 under the Securities Act of 1933, as amended, and Amendment No. 78 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on July 6, 2022, accession no. 0001133228-22-004455 (the “Amendment”). The Amendment relates to John Hancock Managed Account Shares Non-Investment Grade Municipal Bond Portfolio, a new series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as given in the Amendment.

Prospectus Comments

Comment 1 — Please include the exchange ticker symbol for each class of shares of the Fund on the front cover of the prospectus and the Statement of Additional Information (the “SAI”).

Response to Comment 1 — The exchange ticker symbol of each class of shares of the Fund will be included on the front cover of the prospectus and the SAI when such class of shares is offered to the general public.

K&L Gates LLP

State Street Financial Center One Lincoln Street Boston MA 02111

T +1 617 261 3231 F +1 617 261 3175 klgates.com

Comment 2 — The SEC Staff notes that there are certain bracketed or omitted items in the Amendment. Please finalize and complete any omitted information in the Fund’s final filing. Please also provide for the Staff’s review completed fee tables under “Fund summary – Fees and expenses” as part of this letter.

Response to Comment 2 — The Trust confirms it will make the requested changes and will finalize and include any omitted information in the final filing. Additionally, the fee tables for the Fund and the share class described in the Amendment are included in Appendix A to this letter.

Comment 3 — Under “Fund Summary – Fees and Expenses” in the “Annual Fund Operating Expenses” table, with respect to Footnote 2, if applicable, please disclose whether the investment adviser has the ability to recoup amounts waived or reimbursed under the contractual expense limitation arrangement. If so, please disclose the conditions under which recoupment may take place.

Response to Comment 3 — Supplementally, the Trust confirms that waived or reimbursed expenses are not subject to recoupment by the adviser. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 4 — Regarding the disclosure under “Fund summary – Expense example,” please include a footnote similar to Footnote 2 to the “Fees and expenses table” describing the fee structure applicable to participants in the separately managed account shares program.

Response to Comment 4 — The Trust believes that the Expense example complies with the requirements set forth in Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 5 — In “Fund Summary – Principal investment strategies,” please clarify that the Fund will invest at least 80% of its investments, the income from which is exempt from Federal income tax or please state that the Fund invests its assets so that at least 80% of the income that is distributed will be exempt from federal income tax. Please refer to Rule 35d-1(a)(4) under the 1940 Act.

Response to Comment 5 — In response to the Staff’s comment, the Trust has revised the 80% test as follows:

Under normal market conditions, the fund invests at least 80% of its net assets, plus amounts borrowed for investment purposes, in municipal securities, the income from which is exempt from federal income tax.

Comment 6 — Under “Fund summary – Principal investment strategies,” if applicable, please disclose that the Fund may count securities that generate income subject to the alternative minimum tax (“AMT”) towards the Fund’s 80% policy.

Response to Comment 6 — The Trust has added the following disclosure immediately after 80% test where applicable.

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Investments in bonds subject to the alternative minimum tax (AMT) may be counted toward the fund’s 80% investment policy. To the extent that the fund invests in bonds that are subject to the AMT, the income paid by the fund may not be entirely tax-free to all investors.

Comment 7 — Under “Fund summary – Principal investment strategies,” the Trust states that “[t]he manager primarily invests in medium and lower quality municipal securities rated A or lower by S&P Global Ratings (S&P), Fitch Ratings, Inc. (Fitch) or Moody’s Investors Service, Inc. (Moody’s) or comparable rating by any nationally recognized statistical ratings organization (NRSRO) or their unrated equivalents.” Please reconcile the ratings disclosed here with the ratings disclosed in the first sentence of the second paragraph under “Fund details – Principal risks of investing – Credit and counterparty risk.”

Response to Comment 7 — The Trust believes that the disclosure in the Fund’s principal investment strategies appropriately describes the quality of municipal securities that the portfolio managers may select for the Fund. The Trust further notes that the disclosure in the “Credit and counterparty risk” highlighted by the Staff only addresses investments in below-investment-grade securities, whereas the disclosure highlighted by the Staff in the principal investment strategies addresses medium- and lower-quality municipal securities and, therefore, the disclosures need not align. The Trust, therefore, respectfully declines to make any changes in response to this comment.

Comment 8 — Under “Fund summary – Principal investment strategies,” the disclosure states that “[t]he manager primarily invests in medium and lower quality municipal securities rated A or lower by S&P Global Ratings (S&P), Fitch Ratings, Inc. (Fitch) or Moody’s Investors Service, Inc (Moody’s) or comparable rating by any nationally recognized statistical ratings organization (NRSRO) or their unrated equivalents. Non-investment grade securities may also be referred to as below investment grade securities, commonly known as “junk bonds.”“ Please disclose that junk bonds may provide a higher yield than other municipal or tax exempt bonds so that the Fund would be pursuing a higher yield than other municipal or tax exempt bond funds.

Response to Comment 8 — The Trust has added the following as a new fourth sentence in the third paragraph under the heading “Fund details – Principal investment strategies:”

Investing in non-investment grade municipal bonds means that the fund generally pursues a higher yield than other municipal or tax-exempt bond funds.

Comment 9 — The Staff notes that because the market for below investment grade municipal bonds is smaller and relatively less liquid than its taxable counterpart, the Fund, and tax free high yield bond funds in general, have historically invested to a greater degree in higher grade bond that taxable high yield funds. Please revise the disclosure to reflect this concept.

Response to Comment 9 — The Trust believes that the disclosure regarding the Fund’s investment strategy and risks are appropriately disclosed and complies with the requirements set forth in Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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Comment 10 — Under “Fund summary – Principal investment strategies,” the Trust states, “[t]he fund may invest in general obligation bonds or bonds backed by revenue from a specific public project or facility, such as a power plant (revenue bonds), which tend to offer higher yields than general obligation bonds.” Please consider briefly describing general obligation bonds.

Response to Comment 10 — The Trust will add the following clarifying language as the last sentence under the heading “Fund details – Principal investment strategies:”

General obligation bonds are a type of municipal bond backed solely by the credit of an issuer having taxing power and are payable from the issuer’s general unrestricted revenues, not from the revenue from a particular project.

Comment 11 — Under “Fund summary – Principal investment strategies,” with respect to investing in derivatives, please review the Fund’s principal investment strategies and principal risk disclosure to ensure the disclosure is not generic and fully describes how the Fund will use derivatives and the risks associated with the use of derivatives. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”).

Response to Comment 11 — The Trust confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter.

Comment 12 — The disclosures state that the Fund may invest in derivatives. Please explain how derivatives will be valued for purposes of the Fund’s 80% test.

Response to Comment 12 — The Fund reserves the right to use derivatives to count towards is 80% investment policy. The Fund generally uses market value to value derivatives in connection with its 80% investment policy.

Comment 13 — The investment policies of the Fund indicate that it may invest in inverse floating-rate securities. Please provide a corresponding summary principal risk disclosure for inverse floating rate securities.

Response to Comment 13 — The Trust respectfully notes that the relevant disclosure is included in Item 4 and Item 9 disclosures under the heading “Hedging, derivatives, and other strategic transactions risk.”

Comment 14 — The disclosure under “Fund Summary – Principal investment strategies” states that the Fund may trade securities actively. Therefore, if applicable, please add risk disclosure regarding high portfolio turnover.

Response to Comment 14 — The Trust will consider making changes in response to this comment in the first routine annual update of the Fund’s prospectus if applicable.

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Comment 15 — Under “Fund Summary – Principal risks,” the Staff notes that the principal risks appear in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See Dalia Blass, Keynote Address - ICI Securities Law Developments Conference, October 25, 2018, available at: https://www.sec.gov/news/speech/speech-blass-102518# and ADI-2019-08 - Improving Principal Risks Disclosure.

Response to Comment 15 — The Trust respectfully submits that the current order of the principal risks is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Trust further notes that the alphabetical ordering convention of its “Principal risks” is consistent across the John Hancock fund complex. Further, in order to clarify for shareholders that they should not make any assumptions regarding the significance of the risk factors based on their current order, the Trust includes the following disclosure in the introductory paragraph “[t]he fund’s main risks are listed below in alphabetical order, not in order of importance.” For these reasons, and in order to maintain consistency of disclosure complex-wide, the Trust respectfully declines to make any changes in response to this comment.

Comment 16— Under “Fund summary – Principal risks – Liquidity risk” please add risk disclosure regarding the smaller markets associated with the Fund’s investments in lower-grade municipal bonds.

Response to Comment 16 — The Trust notes that the disclosure under the heading “Fund details –Principal risks of investing – Liquidity risks” states that “[t]he secondary market for certain tax-exempt securities tends to be less well-developed or liquid than many other securities markets, which may adversely affect the fund’s ability to sell such securities at attractive prices.” The Trust believes this disclosure adequately addressees the Staff’s comment.

Comment 17 — The Staff notes that the disclosure under “Fund summary – Principal risks,” includes “Sector risk.” Accordingly, please add disclosure relating to sector focus to the Fund’s principal investment strategies.

Response to Comment 17 — In response to the Staff’s comment, the Trust has added the following disclosure under the heading “Fund details – Principal investment strategies:”

The fund may focus its investments in a particular sector or sectors of the economy.

Comment 18 — To the extent that the Fund is focused or concentrated in a specific geographic region or country, please consider disclosing those particular states or regions in the State/region risk” under “Fund summary – Principal risks.”

Response to Comment 18 — The Trust confirms that the Fund has no current intention to concentrate or focus in a specific geographic region or state. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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Comment 19 — Under “Past performance,” please include an explanatory footnote or narrative explanation discussing that performance does not reflect fees charged at the wrap account or retirement plan level.

Response to Comment 19 — The Trust respectfully notes that Form N-1A does not require disclosure related to fees charged to wrap fee participants in the performance section. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 20 — In “Fund details – Who’s who,” please state the month that each portfolio manager began managing the Fund.

Response to Comment 20 — Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the Fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the Fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the Fund since inception or the year in which the Fund is expected to commence operations, in order to preserve flexibility in disclosure for new funds. The month in which each portfolio manager commenced management of the Fund will be disclosed in the Fund’s first annual update. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment 21 — Pursuant to Item 4(a) of Form N-1A, in the “Principal investment strategies” section of the prospectus, the principal investment strategies of a fund should be summarized with the complete disclosure set forth in the statutory prospectus. Currently the disclosure for Item 4(a) is identical to that of Item 9(b)(1) of Form N-1A.

Response to Comment 21 — In response to the Staff’s comments, the Trust notes that the Fund has revised the Item 9 Principal Investment Strategy disclosure in response to Comments 8, 10 and 17 as noted above resulting in the Item 9 disclosures providing addition information about the Fund’s principal investment strategies.

Comment 22 — Under “Fund details – Principal investment strategy,” the Staff notes that the Fund states that it “may deviate from its principal investment strategies” under certain circumstances. Please specify to the extent to which the Fund may deviate from its principal strategies.

Response to Comment 22 — The Trust believes the current disclosure is sufficiently clear and notes that additional disclosure is not required by Form N-1A. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Comment 23 — Please revise the “Economic and market events risk” disclosure to reflect that quantitative easing has ended and that interest rates have risen and will continued to rise.

Response to Comment 23 — The Trust has made the requested change.

Comment 24 — In “Fund details – Who’s who – Management fee,” please disclose the period covered by the Fund’s referenced shareholder report pursuant to Item 10(a)(1)(iii) of Form N-1A.

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Response to Comment 24: The Trust respectfully notes that the current disclosure states: “[t]he basis for the Board of Trustees’ approval of the advisory fees, and of the investment advisory agreement overall, including the subadvisory agreement, will be discussed in the fund’s first shareholder report.” As the commencement date of the Fund’s operations is uncertain, the Fund believes this statement more precisely describes the shareholder report in which such Board discussion will appear. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Comments to SAI

Comment 25 — Under “Investment Restrictions – Fundamental Investment Restrictions,” please confirm whether the disclosure regarding additional information about diversification should be included under the heading “Fundamental Investment Restrictions.”

Response to Comment 25 — Supplementally, the Trust notes the “Diversification Status” discussion in the “Additional Information Regarding Fundamental Restrictions” section of the SAI is appropriately placed.

Comment 26 — Under “Additional Investment Polices and Other Instruments – Short Term Trading” the Staff notes the disclosure states “See ‘Portfolio Turnover.’” Please consider adding “Fund details” in front of “Portfolio Turnover”.

Response to Comment 26 — The Trust will make the requested change.

Comment 27 — Please consider adding a footnote under “Trustee Ownership of Shares of the Fund” indicating Charles L. Bardelis has retired.

Response to Comment 27 — The Trust will make the requested change.

Comments to Part C

Comment 28 — Please confirm that all documents incorporated by reference into the Amendment have been hyperlinked in accordance with the 2015 Fixing America’s Surface Transportation Act (the FAST Act).

Response to Comment 28 — The Trust so confirms.

Comment 29 — The Staff notes that Section 2.11(b) of the Declaration of Trust states: “Any suit, action or proceeding brought by or in the right of any Shareholder . . . shall be brought exclusively in the United States District Court for the District of Massachusetts, or to the extent such court does not have jurisdiction then such actions and/or claims shall be brought in the Superior Court of Suffolk County for the Commonwealth of Massachusetts.” Please disclose this provision and the related risks in the Prospectus. For example, please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of the provision since the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, permit shareholders to bring claims arising from these Acts in both state and Federal courts.

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Response to Comment 29 — The Trust respectfully acknowledges the Staff’s comment; however, the Trust believes the current disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 30 — Please disclose the following three provisions in Section 2.11(d) and (g) of the Declaration of Trust in the Prospectus and state that these provisions do not apply to claims arising under federal securities laws: (i) Except to the extent expressly permitted under the federal securities laws, no Shareholder or group of Shareholders shall have the right to bring or maintain any court action, proceeding or claim on behalf of the Trust or any Series or Class of Shares without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim; (ii) The Trustees shall consider the merits of the claim and determine whether commencing or maintaining a suit would be in the best interests of the Trust or the affected Series or Class, as applicable; and (iii) Any diminution in the value of the Shareholder’s shares, or any other claim arising out of or relating to an allegation regarding the actions, inaction, or omissions of or by the Trustees, the Trust’s officers, or the Investment Adviser is a legal claim belonging only to the Trust and not to the Shareholders individually.”

Response to Comment 30 — The Trust respectfully acknowledges the Staff’s comment; however, the Trust believes the current disclosure is appropriate and consistent with the requirements of Form N-1A.

* * * * *

The Trust intends to file an amended Registration Statement that will reflect the above responses to the Staff’s comments electronically on EDGAR. If you have any questions, please call me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes
Partner
K&L Gates LLP
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APPENDIX A

John Hancock Managed Account Shares Non-Investment-Grade Municipal Bond Portfolio

Fees and expenses

This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder fees (%) (fees paid directly from your investment)
Maximum front-end sales charge (load)	None
Maximum deferred sales charge (load)	None

Annual fund operating expenses (%) (expenses that you pay each year as a percentage of the value of your investment)
Management fee	0.63
Other expenses[1]	0.77
Total annual fund operating expenses	1.40
Contractual expense reimbursement[2]	–1.40
Total annual fund operating expenses after expense reimbursements	0.00

1	“Other expenses” have been estimated for the fund’s first year of operations.

2	The advisor has contractually agreed to reimburse 100% of the fund’s operating expenses, including the Management fee, excluding (a) taxes, (b) brokerage commissions, (c) interest expense, (d) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, (e) borrowing costs and (f) acquired fund fees and expenses paid indirectly. This agreement expires on September 30, 2025, unless renewed by mutual agreement of the fund and the advisor based upon a determination that this is appropriate under the circumstances at that time. The fund is an integral part of a separately managed account program, and the fund’s manager, the fund’s subadvisor or their affiliates will be compensated directly or indirectly by separately managed account program sponsors or program participants for managed account advisory services. Participants in a separately managed account program pay a “wrap” fee to the sponsor of the program. Participants pay no additional fees or expenses to purchase shares of the fund.

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